                                             ----------------------------------
                                                       OMB APPROVAL
                                             ----------------------------------
                                             OMB NUMBER       3235-0145
                                             EXPIRES:       AUGUST 31, 1999
                                             ESTIMATED AVERAGE BURDEN
                                             HOURS PER RESPONSE. . . .
                                             ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __1____)


                                  POLYCOM, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                    COMMON STOCK, PAR VALUE $0.0005 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
                                   73172K 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
 MICHAEL KOUREY, 2584 JUNCTION AVENUE, SAN JOSE, CALIFORNIA 95134;(408) 526-9000
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)
                                December 30, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

--------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Michael R. Kourey
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions) PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   191,816(1)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   191,816(1)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      191,816(1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11) 0.2417%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Evan J. McDowell
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions) PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   0
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   0
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person  0
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11) 0
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------
1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Ardeshir Falaki
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.             SEC Use Only
-------------  -----------------------------------------------------------------

4.             Source of Funds (See Instructions) PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.             Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   126,999(2)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   126,999(2)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      126,999(2)
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)  0.16%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Alan D. Hagedorn
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions) PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   106,222(3)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   106,222(3)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      106,222(3)
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)  0.1338%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
-------------  -----------------------------------------------------------------
1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Brian L. Hinman
-------------  -----------------------------------------------------------------
2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)  X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions)OO
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power     270,817(4)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   270,817(4)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      270,817(4)
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)   0.3412%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Thomas E. Perkins
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions)  PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   25,218(5)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   25,218(5)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       25,218(5)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)   0.0317%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Gilbert J. Pearson
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions)  OO
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   65,974(6)
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   65,974(6)
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       65,974(6)
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)   0.0831%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

CUSIP NO. 73172K 10 4
--------------------------------------------------------------------------------

1.              Names of Reporting Persons
                I.R.S. Identification Nos. of above persons (entities only).

                Pasquale Romano
-------------  -----------------------------------------------------------------

2.              Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)X
-------------  -----------------------------------------------------------------

3.              SEC Use Only
-------------  -----------------------------------------------------------------

4.              Source of Funds (See Instructions)  PF
-------------  -----------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------  -----------------------------------------------------------------

6.              Citizenship or Place of Organization  United States
-------------  -----------------------------------------------------------------

-------------  -----------------------------------------------------------------

                7.   Sole Voting Power   6,500
Number of      -----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power
Owned by       -----------------------------------------------------------------
Each Reporting
Person With     9.   Sole Dispositive Power   6,500
               -----------------------------------------------------------------

                10.  Shared Dispositive Power
-------------  -----------------------------------------------------------------

11.             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                           6,500
-------------  -----------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------  -----------------------------------------------------------------

13.             Percent of Class Represented by Amount in Row (11)  0.0082%
-------------  -----------------------------------------------------------------

14.             Type of Reporting Person (See Instructions) IN

ITEM 1    SECURITY AND ISSUER

     This statement relates to the common stock , $0.0005 par value (the "Common Stock"), of Polycom, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2584 Junction Avenue, San Jose, California 95134.

ITEM 2    IDENTITY AND BACKGROUND

     Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Michael R. Kourey, Brian L. Hinman, Evan J. McDowell, Ardeshir Falaki, Alan D. Hagedorn, Thomas E. Perkins, Gilbert J. Pearson and Pasquale Romano (each a "Reporting Person", collectively the "Reporting Persons"), formerly comprising the management team members of the Company. The Reporting Persons are making a single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

     (a)  See Row 1 on the cover page for each Reporting Person.

     (b) The business address for each Reporting Person is 2584 Junction Avenue, San Jose, California 95134.

     (c) The principal occupations of Brian L. Hinman, Ardeshir Falaki, Alan D. Hagedorn, Michael R. Kourey, Gilbert J. Pearson and Thomas E. Perkins are Chairman of the Board of Directors, General Manager Data, Vice President Operations, Senior Vice President and CFO, Vice President of Audio Engineering, and Director of Human Resources, respectively, of the Company whose principal business offices address is 2584 Junction Avenue, San Jose, California 95134. Evan J. McDowell and Pasquale Romano are Vice President Sales, Supply Pro, Inc. and Vice President Engineering, 2Wire, respectively.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  See Row 6 of the cover page for each Reporting Person.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 4    PURPOSE OF TRANSACTION

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     (a)  See Rows 11 & 13 of the cover page for each Reporting Person.

     (b)  See Rows 7-10 of the cover page for each Reporting Person.

          (1) Includes 176,403 shares exercisable within 60 days of December 15, 1999
          (2) Includes 51,249 shares exercisable within 60 days of December 15, 1999
          (3) Includes 83,999 shares exercisable within 60 days of December 15, 1999
          (4) Includes 6,667 shares exercisable within 60 days of December 15, 1999
          (5) Includes 6,785 shares exercisable within 60 days of December 15, 1999
          (6) Includes 9,541 shares exercisable within 60 days of December 15, 1999

     (c)  Reporting Person     Date     Securities     Price/Share   Transaction
          ----------------     ----     ----------     -----------   -----------
          Pearson              8/23/99  9,999          $4.50         Cash purchase of options
          Pearson              8/24/99  1,000          $4.375        Same-day sale of options
          Pearson              8/31/99  3,500          $4.375        Cash purchase of options
          Hagedorn             10/7/99  30,000         $6.125        Cash purchase of options
          Hagedorn             8/24/99  10,000         $6.125        Same-day sale of options
          Falaki               8/24/99  10,000         $3.00         Same-day sale of options

     (d)  Not Applicable

     (e) The Reporting Persons are no longer a group. Evan J. McDowell and Pasquale Romano have left the management team of the Company. Brian Hinman, Ardeshir Falaki, Alan D. Hagedorn, Michael R. Kourey, Gilbert
          J. Pearson and Thomas E. Perkins currently are the beneficial owners of less than five (5) percent of the Common Stock of the Company.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A:    Agreement of dissolution of Polycom Management Team
                        as a group

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 30, 1999





                                             /s/  Brian L. Hinman
                                             ----------------------------------
                                             Brian L. Hinman


                                             /s/  Evan J. McDowell
                                             ----------------------------------
                                             Evan J. McDowell


                                             /s/  Ardeshir Falaki
                                             ----------------------------------
                                             Ardeshir Falaki


                                             /s/  Alan D. Hagedorn
                                             ----------------------------------
                                             Alan D. Hagedorn


                                             /s/  Michael R. Kourey
                                             ----------------------------------
                                             Michael R. Kourey


                                             /s/  Thomas E. Perkins
                                             ----------------------------------
                                             Thomas E. Perkins


                                             /s/  Gilbert J. Pearson
                                             ----------------------------------
                                             Gilbert J. Pearson


                                             /s/  Pasquale Romano
                                             ----------------------------------
                                             Pasquale Romano

                                  EXHIBIT INDEX

         Exhibit No        Document Description
         ----------        --------------------
             A             Agreement of dissolution of
                           Polycom Management Team as a group

                                    EXHIBIT A

        AGREEMENT OF DISSOLUTION OF POLYCOM MANAGEMENT TEAM AS A GROUP

         The undersigned, comprising the remaining members of the Polycom management team group, hereby agree to dissolve the Polycom Management Team group as of December 31, 1999.

         December 30, 1999





                                             /s/  Brian L. Hinman
                                             ----------------------------------
                                             Brian L. Hinman


                                             /s/  Evan J. McDowell
                                             ----------------------------------
                                             Evan J. McDowell


                                             /s/  Ardeshir Falaki
                                             ----------------------------------
                                             Ardeshir Falaki


                                             /s/  Alan D. Hagedorn
                                             ----------------------------------
                                             Alan D. Hagedorn


                                             /s/  Michael R. Kourey
                                             ----------------------------------
                                             Michael R. Kourey


                                             /s/  Thomas E. Perkins
                                             ----------------------------------
                                             Thomas E. Perkins


                                             /s/  Gilbert J. Pearson
                                             ----------------------------------
                                             Gilbert J. Pearson


                                             /s/  Pasquale Romano
                                             ----------------------------------
                                             Pasquale Romano